AMENDED AND RESTATED CERTIFICATE OF DESIGNATION
OF
SERIES B CONVERTIBLE PREFERRED STOCK
OF
SMC ENTERTAINMENT, INC.

Pursuant to the General Corporation Law of the State of Nevada

The undersigned, Ronald E. Hughes, hereby certifies:

I am the Chairman of the Board of SMC ENTERTAINMENT, INC., a Nevada corporation (the "Corporation").

The Corporation is authorized to issue 5,500,000 shares of preferred stock, (the "Preferred Stock"), of which 1,000,000 shares are designated as Series A Preferred Shares, par value $0.001, and 4,500,000 shares are designated as Series B Preferred Shares, par value $10.00;

A Certificate of Designation of Series B Convertible Preferred Stock of the Corporation was approved by the Secretary of State of Nevada on December 6, 2021 (the "Original Designation") and the Original Designation was amended and such amendment was approved by the Secretary of State of Nevada on December 10, 2021 (the "Prior Amendment).

The Board of Directors of the Corporation desires again to amend and restate the Original Designation, and this Amended and Restated Certificate of Designation shall hereby replace both the Original Designation and the Prior Amendment.

The following resolution was duly adopted by the Board of Directors:

RESOLVED, that pursuant to the authority conferred on the Board of Directors by the Corporation's Articles of Incorporation, and having received the consent of the holders of all 2,500,000 issued and outstanding shares of Series B Preferred Stock, the Chairman of the Board of the Corporation be, and he hereby is, authorized and directed to execute and file with the Secretary of State of Nevada an Amended and Restated Certificate of Designation of Series B Preferred Stock of the Corporation fixing the designations, powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof, as follows:

1. ***Number of Shares; Designation.*** A total of four million five hundred thousand (4,500,000) shares of preferred stock, par value $10.00 per share, of the Corporation are hereby designated as Series B Preferred Stock (the "Series").

2. ***Rank.*** The Series shall, with respect to rights upon liquidation, dissolution or winding-up of the affairs of the Corporation, rank:

(i) Senior and prior to the Common Stock, par value $0.001 per share, of the Corporation (the "Common Stock"), and any additional series of preferred stock which may in the future be issued by the Corporation and are designated in the amendment to the Articles of Incorporation or the certificate of designation establishing such additional preferred stock as ranking junior to the Preferred B Shares. Any shares of the Corporation's Capital Stock which are junior to the Preferred B Shares with respect to rights upon liquidation, dissolution or winding -up of the affairs of the Corporation are hereinafter referred to as "Junior Liquidation Shares."

(ii) *Pari passu* any additional series of preferred stock which may in the future be issued by the Corporation and are designated in the amendment to the Articles of Incorporation or the certificate of designation establishing such additional preferred stock as ranking equal to the Preferred B Shares or which do not state they are Junior Liquidation Shares or Senior Liquidation Shares (as defined below). Any shares of the Corporation's Capital Stock which are equal to the Preferred B Shares with respect rights upon liquidation, dissolution or winding-up of the affairs of the Corporation are hereinafter referred to as "Parity Liquidation Shares."

(iii) Junior to any additional series of preferred stock which may in the future be issued by the Corporation and are designated in the amendment to the Articles of Incorporation or the certificate of designation establishing such additional preferred stock as ranking senior to the Preferred B Shares. Any shares of the Corporation's Capital Stock which are senior to the Preferred B Shares with respect to rights upon liquidation, dissolution or winding-up of the affairs of the Corporation are hereinafter referred to as "Senior Liquidation Shares."

3. ***Dividends***. Dividends may be declared and paid on the Preferred B Shares from funds legally available therefor as and when determined by the Board of Directors.

4. ***Liquidation.*** In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation (a "Liquidation Event"), the Holders (i) shall not be entitled to receive any Compensatory Distributions until all Senior Liquidation Shares shall have been paid in full, and (ii) shall be entitled to receive Compensatory Distributions on such shares held by them in preference to and in priority over any distributions upon the Junior Liquidation Shares. Upon payment in full of all Compensatory Distributions to which the Holders are entitled, the Holders will not be entitled to any further participation in any distribution of assets by the Corporation. If the assets of the Corporation are not sufficient to pay in full the Compensatory Distributions payable to the Holders and the Compensatory Distributions payable to the holders of any Parity Liquidation Shares, the holders of all such shares shall share ratably in such distribution of assets

in accordance with the amounts that would be payable on the distribution if the amounts to which the Holders and the holders of Parity Liquidation Shares are entitled were paid in full.

5. ***Conversion***.

(a) Right to Convert. Each Holder shall have the right to convert at any time (the "Voluntary Conversion Date"). Any time after the Voluntary Conversion Date the Holder may convert a certain number of the Preferred B Shares held by such Holder into a certain number of fully paid and non-assessable shares of Common Stock (the "Conversion Shares") as is determined in accordance with the terms hereof (a "Conversion").

(b) Conversion Notice. In order to convert Preferred B Shares, a Holder shall send to the Corporation by facsimile transmission, at any time prior to 5:00 p.m., eastern time, on the Business Day (as used herein, the term "Business Day" shall mean any day except a Saturday, Sunday or any day recognized as a Federal holiday in the United States) on which such Holder wishes to effect such Conversion (the "Conversion Date"), a notice of conversion in substantially the form attached as Exhibit A hereto (a "Conversion Notice"), stating the number of Preferred B Shares to be converted, and a calculation of the number of shares of Common Stock issuable upon such Conversion in accordance with the formula set forth in paragraph 5(c). The Holder shall promptly thereafter send the Conversion Notice and the certificate or certificates being converted to the Corporation. The Corporation shall issue a new certificate for Preferred B Shares to the Holder reflecting the number of shares a Holder holds subsequent to each Conversion; provided, however, that the failure of the Corporation to deliver such new certificate shall not affect the right of the Holder to submit a further Conversion Notice with respect to such Preferred B Shares and, in any such case, the Holder shall be deemed to have submitted the original of such new certificate at the time that it submits such further Conversion Notice(s). Except as otherwise provided herein, upon delivery of a Conversion Notice by a Holder in accordance with the terms hereof, such Holder shall, as of the applicable Conversion Date, be deemed for all purposes to be the record owner of the Common Stock to which such Conversion Notice relates.

(c) Conversion Ratio. Each one (1) share of Preferred B Shares shall be convertible into ten (10) shares of the Corporation's Common Stock (the "Conversion Ratio").

(d) Number of Conversion Shares. The number of Conversion Shares to be delivered by the Corporation to a Holder for each one (1) Preferred B Share pursuant to a Conversion shall be ten (10) shares; provided, however, that the number of Conversion Shares issued shall never, when combined with all other then outstanding shares of Common Stock and shares of Common Stock which have been subscribed for or otherwise committed to be issued, exceed the number of shares of Common Stock then authorized to be issued by the Corporation, and in the event that there are insufficient shares of Common Stock authorized to permit the full Conversion contemplated by any Conversion Notice, the Corporation will promptly take all such actions

necessary so as to permit the full Conversion contemplated by such Conversion Notice as soon as practicable after receipt by the Corporation of such Conversion Notice.

(e) Delivery of Conversion Shares. The Corporation shall, no later than the close of business on the fifth (5th) Business Day following the later of the date on which the Corporation receives a Conversion Notice from a Holder by facsimile transmission pursuant to paragraph 5(b), above, and the date on which the Corporation receives the related Preferred B Shares certificate (such fifth Business Day, the "Delivery Date"), issue and deliver or cause to be delivered to such Holder the number of Conversion Shares determined pursuant to paragraph 5(d) above; provided, however, that any Conversion Shares that are the subject of a Dispute Procedure shall be delivered no later than the close of business on the fifth (5th) Business Day following the determination made pursuant thereto.

(f) Notice:

(i) if the Corporation shall authorize the granting of to the holders of its Common Stock generally of rights, warrants or options to subscribe for or purchase any shares of any class or any other rights, warrants or options; or

(ii) there shall be any reclassification or change of the Common Stock (other than a subdivision or combination of its outstanding Common Stock or a change in par value) or any consolidation, merger, or statutory share exchange to which the Corporation is a party and for which approval of any stockholders of the Corporation is required, or the sale or transfer of all or substantially all of the assets of the Company; or

(iii) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, the Corporation shall cause to be delivered to each Holder, as promptly as possible, but at least twenty (20) days prior to the applicable date hereinafter specified, a notice stating (A) the date on which a record is to be taken for the purpose of such dividend, distribution or granting of rights, warrants or options or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution or rights, warrants or options are to be determined, or (B) the date on which such reclassification, change, consolidation, merger, statutory share exchange, sale, transfer, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, change, consolidation, merger, statutory share exchange, sale, transfer, dissolution, liquidation or winding-up. Failure to give such notice or any defect therein shall not affect the legality or validity of the proceedings described in this paragraph 5(f).

(g) The Corporation shall at all times reserve and keep available for issuance upon the conversion of the shares of the Preferred B Shares 25,000,000 shares of Common Stock, and shall take all action required to increase the authorized number of shares of Common Stock, or any other actions necessary or desirable, if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Preferred B.

6. ***Status of Shares***. All Preferred B Shares that are at any time converted pursuant to paragraph 5 above, and all Preferred B Shares that are otherwise reacquired by the Corporation and subsequently canceled by the Board of Directors, shall be retired and shall not be subject to reissuance.

7. ***Voting Rights***. This Preferred B Shares shall have no voting rights. Upon Conversion of the Preferred B Shares into Common Shares, the Holder shall have all of the rights of the Common Shareholders, including but not limited to voting. Pursuant to paragraph 5(b), The Holder shall be deemed to be the owner of record of the Common Stock on the Conversion Date.

8. ***Restrictions and Limitations***.

So long as any Preferred B Shares remain outstanding, the Corporation shall not, without the vote or written consent by the holders of at least a majority of the outstanding Preferred B Shares, voting together as a single class:

(i) Redeem, purchase or otherwise acquire for value (or pay into or set aside for a sinking or other analogous fund for such purpose) any share or shares of its Capital Stock, except for (a) a transaction in which all outstanding shares of Preferred Stock are concurrently redeemed, purchased or otherwise acquired, or (b) conversion into or exchange for shares of Capital Stock of the Corporation that are both (x) Junior Liquidation Shares, and (y) no greater than *pari passu* with the Preferred B Shares with respect to the payment of dividends;

(ii) alter, modify or amend (whether by merger or otherwise) the terms of the Series in any way;

(iii) create (whether by merger or otherwise) any new series or class of Capital Stock ranking pari passu with or having a preference over the Series as to redemption or distribution of assets upon a Liquidation Event;

(iv) increase (whether by merger or otherwise) the authorized number of shares of the Series;

(v) re-issue (whether by merger or otherwise) any Preferred B Shares which have been converted in accordance with the terms hereof;

(vi) issue (whether by merger or otherwise) any securities of the Corporation ranking pari passu with or senior to Preferred B Shares as to rights upon a Liquidation Event;

(vii) issue (whether by merger or otherwise) any shares of the Series except pursuant to the terms of the Exchange and Settlement Agreement;

(viii) enter into any definitive agreement or commitment with respect to any of the foregoing; or

(ix) cause or permit any Subsidiary to engage in or enter into any definitive agreement or commitment with respect to any of the foregoing.

In the event that the Holders of at least a majority of the outstanding Preferred B Shares agree to allow the Corporation to alter or change the rights, preferences or privileges of the Series pursuant to applicable law, no such change shall be effective to the extent that, by its terms, such change applies to less than all of the Preferred B Shares then outstanding.

10. ***Certain Definitions***. As used in this Certificate, the following terms shall have the following respective meanings:

"Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under common control with such specified person. For purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or otherwise; and the term "controlling" and "controlled" having meanings correlative to the foregoing.

"Capital Stock" of any person or entity means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in the common stock or preferred stock of such person or entity, including, without limitation, partnership and membership interests.

"Change of Control" means the existence or occurrence of any of the following: (a) the sale, conveyance or disposition of all or substantially all of the assets of the Corporation; (b) the effectuation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation is disposed of (other than as a direct result of normal, uncoordinated trading activities in the Common Stock generally); (c) the consolidation, merger or

other business combination of the Corporation with or into any other entity, immediately following which the prior stockholders of the Corporation fail to own, directly or indirectly, at least fifty percent (50%) of the voting equity of the surviving entity; (d) a transaction or series of transactions in which any Person or "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires more than fifty percent (50%) of the voting equity of the Corporation; (e) the replacement of a majority of the Board of Directors with individuals who were not nominated or elected by at least a majority of the directors at the time of such replacement; or (f) a transaction or series of transactions that constitutes or results in a "going private transaction" (as defined in Section 13(e) of the Exchange Act and the regulations of the Commission issued thereunder).

"Compensatory Distribution" means any payment or distribution paid to holders of Capital Stock upon the occurrence of a "Liquidation Event."

"Conversion Ratio" means that each one (1) share of Preferred B is convertible into ten (10) shares of Common Stock.

"Holder" means any holder of Preferred B Shares, all of such holders being the "Holders."

"New Securities" means any Common Stock or preferred stock, whether or not authorized on the date hereof, and rights, options or warrants to purchase Common Stock or preferred stock and securities of any type whatsoever that are, or may become, convertible into Common Stock or preferred stock; provided, however, that "New Securities" does not include the following:

(i) shares of Capital Stock of the Corporation issued or issuable upon conversion or exercise of any currently outstanding securities;

(ii) shares or options or warrants for Common Stock granted to officers, directors and employees of, and consultants to, the Corporation pursuant to stock option or purchase plans or other compensatory agreements approved by the Board of Directors;

(iii) shares of Common Stock or preferred stock issued in connection with any pro rata stock split, stock dividend or recapitalization by the Corporation;

(iv) shares of Capital Stock issued to a strategic investor in connection with a strategic commercial agreement as determined by the Board of Directors;

(v) shares of Capital Stock issued to an investor in connection with a joint venture arrangement where the Corporation is a participant;

(vi) shares of Capital Stock issued pursuant to the acquisition of another corporation or entity by the Corporation by consolidation, merger, purchase of all or substantially all of the assets, or other reorganization in which the Corporation acquires, in a single transaction or series of related transactions, all or substantially all of the assets of such other corporation or entity or fifty percent (50%) or more of the voting power of such other corporation or entity or fifty percent (50%) or more of the equity ownership of such other corporation or entity;

(vii) shares of Capital Stock issued in a public securities offering pursuant to a registration statement filed under the Securities Act of 1933, as amended;

(viii) shares of Capital Stock issued to current or prospective customers or vendors of the Corporation approved by the Board of Directors as compensation or accommodation in lieu of other payment, compensation or accommodation to such customer or supplier;

(ix) shares of Capital Stock issued to any person that provides services to the Corporation as compensation therefor pursuant to an agreement approved by the Board of Directors; and

(x) securities issuable upon conversion or exercise of the securities set forth in paragraphs (i) – (ix) above.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its undersigned Chairman of the Board.

By: ______________________________

Name: Ronald E. Hughes
Title: Chairman of the Board

Exhibit A

CONVERSION NOTICE

The undersigned hereby elects to convert shares of Series B Preferred Stock (the "***Preferred Stock***"), represented by stock certificate No(s). _______, into shares of common stock ("***Common Stock***") of SMC Entertainment, Inc. (the "***Corporation***") according to the terms and conditions of the Amended and Restated Certificate of Designation of Series B Preferred Stock (the "***Certificate of Designation***"), as of the date written below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Amended and Restated Certificate of Designation.

Conversion Date:

Number of Shares of Preferred Stock to be Converted:

Applicable Conversion Ratio: Each 1 share of Series B Preferred Stock is convertible into 10 shares of Common Stock.

Number of Shares of Common Stock to be Issued:

Name of Holder:

Address:

Signature: ____________________
Name:
Title:

Holder Requests Delivery to be made: (check one)

☐ By Delivery of Physical Certificates to the Above Address.

☐ Through Depository Trust Corporation: (Account No: ______________)